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VIA EDGAR

April 25, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attn:	Barbara C. Jacobs, Assistant Director
Office of Information Technologies and Services

RE:	Fig Publishing, Inc.
Post-qualification Amendment No. 5 to Offering Statement on Form 1-A
Filed March 20, 2017
File No. 024-10507

Dear Ms. Jacobs:

On behalf of Fig Publishing, Inc. (the “Company”), we hereby respond to the letter dated April 12, 2017, from you to Mr. Justin Bailey, Chief Executive Officer of the Company, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of Post-qualification Amendment No. 5 to the Company’s Offering Statement on Form 1-A, filed March 20, 2017. Post-qualification Amendment No. 6 to the Company’s Offering Statement (“Post-qualification Amendment No. 6”) is being filed publicly with the Commission contemporaneously with the submission of this letter. For your convenience, we have recited the Staff’s comments in italicized and bold type below, and have followed each comment with the Company’s response.

General

1.	You state that “Fig’s board of directors may in its discretion from time to time pay more than 85% of the allotment to holders of Fig Game Shares.” Revise your disclosure to describe any provisions in your charter documents or Delaware law that would impact the board of director’s ability to pay dividends in excess of the 85% rate. Further, although we note your disclosure where you state that dividends will not be declared or paid if prohibited under applicable law, please revise to briefly describe such instances.

Response to Comment # 1:

In response to the Staff’s comment, the Company has revised its disclosure on page 69 of Post-qualification Amendment No. 6, under the heading “Our Dividend Policy” to briefly describe the instances in which, under Delaware law, dividends would be prohibited. Additionally, on pages 9 and 53 of Post-qualification Amendment No. 6, the Company has added cross-references to “Our Dividend Policy” in places where reference is made to legal limits on dividends, but where no such cross-reference had previously been provided. The Company believes that the remainder of the Staff’s comment is addressed by the Company’s disclosures on pages 4, 9, 24, 37, 40, 53, 60, 69, 70 and 72).

Games Licensed, page 5

2.	You identify the licensed games that are currently under development. Information on the development status and/or commercial performance of such games appears necessary to provide investors with information related to Fig Publishing’s track record with regard to selecting developers and managing the game development cycle. Expand your disclosure accordingly.

Barbara C. Jacobs, Assistant Director U.S. Securities and Exchange Commission RE: Fig Publishing, Inc. April 25, 2017 Page 2 of 2

Response to Comment # 2:

In response to the Staff’s comment, the Company has revised its disclosure on page 47 of Post-qualification Amendment No. 6 and has added two new columns (“Development Status” and “Projected Development Completion Date”) to each of the tables on pages 5 and 46 of Post-qualification Amendment No. 6.

Risk Factors, page 11

3.	We note your discussion on page 50 pertaining to the limitation of liability provision contained in Section 8.4 of your license agreement. Please include a risk factor that discusses the resulting risks to holders of Fig Game Shares – Pillars of Eternity II.

Response to Comment # 3:

In response to the Staff’s comment, the Company has revised its risk factor disclosure on page 27 of Post-qualification Amendment No. 6.

* * * * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions relating to the foregoing, please do not hesitate to contact me at any time at 646-895-7112 (direct); 212-370-1300 (reception); or 917-882-2727 (mobile); or at my email address, rbaumann@egsllp.com.

Very truly yours,

/s/ Richard Baumann
Richard Baumann

cc:	Ivan Griswold, U.S. Securities and Exchange Commission
Justin Bailey, Fig Publishing, Inc.